SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 14D-9
              Solicitation/Recommendation Statement Pursuant to
           Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. 1)


                       BIGGEST LITTLE INVESTMENTS, L.P.
                           (Name of Subject Company)


                       Biggest Little Investments, L.P.
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                         (Title of Class of Securities)


                                Not Applicable
                    (CUSIP Number of Class of Securities)


                                  Ben Farahi
                                    Manager
                                   Maxum LLC
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355
                    (Name, address and telephone number of
                     person authorized to receive notices
                      and communications on behalf of the
                         person(s) filing statement)



[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



Item 1. Subject Company Information.

     The name of the subject company is Biggest Little Investments, L.P., a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 1175 W. Moana Lane, Reno, Nevada 89509 and the telephone number of such offices is (775) 825-3355. The general partner of the Partnership is Maxum LLC, a Nevada limited liability company (the "General Partner"). The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units"). The number of Units outstanding as of the date hereof is 180,937.

Item 2. Identity and Background of Filing Person.

     This statement is being filed by the Partnership

     This Statement relates to a tender offer by Ben Farahi (the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule TO, dated April 27, 2005, as amended by Amendment No. 1 to Schedule TO dated May 27, 2005 (together, the "Schedule TO"), to purchase up to 30,000 Units at a purchase price equal to $87 per Unit, less the amount of any distributions declared or made with respect to the Units between April 27, 2005 and June 24, 2005 or such other date to which the Offer (as hereinafter defined) may be extended, upon the terms and subject to the conditions set forth in the Extension of Offer to Purchase dated May 27, 2005, and the related Letter of Transmittal (the "Offer to Purchase" or the "Offer"). The Bidder and the General Partner are affiliated as the Bidder is the sole manager of the General Partner.

     Based on the information in the Schedule TO, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Ben Farahi, Manager, Maxum, LLC, 1175 W. Moana Lane, Reno, Nevada 89509.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Under the Partnership's Second Amended and Restated Agreement of Limited Partnership, the General Partner of the Partnership is entitled to receive 2.5% of the Partnership's income, loss, capital and distributions including without limitation the Partnership's cash flow from operations and disposition proceeds. For the year ended December 31, 2004 and the quarter ended March 31, 2005, the General Partner of the Partnership was allocated an aggregate of $23,540 and $8,063, respectively, of taxable income.

     A conflict of interest exists for the General Partner between continuing the Partnership and the right to receive the amounts described above and liquidating the Partnership.

     In addition, as disclosed in Item 2, the General Partner is affiliated with the Bidder.

Item 4. The Solicitation or Recommendation.

     Due to the affiliation between the Bidder and the General Partner, the Partnership makes no recommendation and is remaining neutral as to whether limited partners should tender their Units to the Bidder.



     To the extent known by the Partnership, no affiliate of the General Partner currently intends to tender their Units to the Bidder.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     None.
Item 6. Interest in Securities of the Subject Company.

     Western Real Estate Investments, LLC, an affiliate of the Bidder, purchased ten Units from a limited partner in March 2005 in a private transaction at a price of $70 per Unit.

Item 7. Purpose of the Transaction and Plans or Proposals.

     (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8.  Additional Information.

     None.

Item 9. Exhibits.

     (a) (1) Letter to Limited Partners.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2005


BIGGEST LITTLE INVESTMENTS, L.P.

By: Maxum LLC,
    General Partner

By: /s/ Ben Farahi
    --------------
        Ben Farahi
        Manager



                                                               Exhibit (a)(1)

                       BIGGEST LITTLE INVESTMENTS, L.P.
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355


                                 May 27, 2005



Dear Limited Partner:

     Please be advised that on May 27, 2005, the general partner of your partnership received an amendment to the unsolicited tender offer received by the general partner on April 27, 2005, increasing the offer to purchase to up to 30,000 of the outstanding limited partnership interests of the partnership for $87 per unit. The offer is being made by Ben Farahi, the sole manager of your general partner and an affiliate of certain of the limited partners of your partnership which own approximately 50.8% of the units.

     Due to the affiliation between Ben Farahi and the general partner or your partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Mr. Farahi. You will have to make the determination as to whether to wait for the liquidation of your partnership's assets or to sell your interests now at the tender offer price. We do recommend, however, that if you chose to sell your interests prior to liquidation, you consider other options for sale, including the informal secondary market for the units.

     Please be advised that by accepting this offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any potential change in their value if you chose to pursue the tender offer. In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

Sincerely,



BIGGEST LITTLE INVESTMENTS, L.P.